787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 4, 2018

Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Alpine Total Dynamic Dividend Fund (File No. 811-21980)

Alpine Global Dynamic Dividend Fund (File No. 811-21901)

Alpine Global Premier Properties Fund (File No. 811-22016)

Dear Ms. O’Neal-Johnson:

On behalf of Alpine Total Dynamic Dividend Fund (“AOD”), Alpine Global Dynamic Dividend Fund (“AGD”) and Alpine Global Premier Properties Fund (“AWP”) (each a “Fund,” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Neesa P. Sood by telephone on December 29, 2017 and discussed with Ryan P. Brizek by telephone on January 3, 2018 regarding the preliminary proxy statements filed with respect to each Fund (each, a “Proxy Statement” and collectively, the “Proxy Statements”).

For your convenience, the substance of those comments has been restated below. The Funds’ response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Capitalized terms have the meanings assigned in the Proxy Statement unless otherwise defined in this letter.

Comment No. 1:          Please more precisely describe the terms of the advisory fee for the Funds that can charge an advisory fee on managed assets.

Response:                   AOD and AWP can currently charge an advisory fee on leveraged assets. Under the New Advisory Agreement for each of these Funds there will be no change in how advisory fees are calculated on borrowings, but the managed assets on which the investment adviser may charge an advisory fee will be specified for AOD and expanded for AWP to allow the investment adviser to charge an advisory fee on liabilities attributable to all forms of leverage, including the issuance of debt securities.

In light of the Staff’s comment, each of AOD and AWP will disclose that the managed assets on which Aberdeen may charge an advisory fee will include assets plus liabilities attributable to all forms of leverage, including the issuance of debt securities, in order to specify (for AOD) or broaden (for AWP) the categories of leverage on which an advisory fee may be charged. The Q&A disclosure for these Funds will also be updated to include the definition of “Managed Assets” that is disclosed in the chart in the “Comparison of the Alpine Advisory Agreement and New Advisory Agreement” section of the Proxy Statement and the form of New Advisory Agreement in Exhibit A.

New York   Washington   Houston   Paris   London   Frankfurt   Brussels   Milan   Rome

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2:          Please confirm to the Staff that each New Advisory Agreement will not result in an increase in the aggregate advisory fees borne by the Funds.

Response:                 Under the current Alpine Advisory Agreements, AGD may charge a 1.00% advisory fee on net assets, AOD may charge a 1.00% advisory fee on total assets (i.e., on leveraged assets) and AWP may charge a 1.00% advisory fee on managed assets (i.e., on leveraged assets). If AOD or AWP draws down on its bank line of credit today then it will incur additional aggregate advisory fees because the Alpine Advisory Agreement for each of these Funds permits Alpine to charge an advisory fee on the principal amount of any borrowings for investment purposes. Similarly, the New Advisory Agreement for each of AOD and AWP would allow Aberdeen to charge an advisory fee on the principal amount of any borrowings for investment purposes. Thus, each Fund has confirmed that its New Advisory Agreement will not result in a Fund bearing increased aggregate advisory fees immediately following the Transaction. However, since the leveraged assets on which an advisory fee could be charged will be expanded under the New Advisory Agreement for AWP to allow AWP to charge an advisory fee on liabilities attributable to the issuance of debt securities, if AWP were to issue debt securities in the future then Aberdeen could charge an advisory fee on the liabilities attributable to those debt securities. As a result, AWP has added the following disclosure:

Under both the Alpine Advisory Agreement and the New Advisory Agreement, the investment adviser may charge an advisory fee on the principal amount of any borrowings for investment purposes. The New Advisory Agreement, however, will expand the types of managed assets on which the investment adviser may charge an advisory fee to allow the investment adviser to charge an advisory fee on liabilities attributable to all forms of leverage, including the issuance of debt securities. These costs related to the use of leverage would be incurred to seek to increase the Fund’s total return, although that cannot be guaranteed.

Comment No. 3:          In the Answer to the Question “Will the fee rates payable under the New Investment Advisory Agreement increase? Are total fund expenses expected to materially change?” in the Q&A, please explain why no material changes to total fund expenses are expected following the Transaction.

Response:                      Each Fund has updated the Answer to the Question to revise the relevant disclosure as follows:

“Total fund expenses are not expected to materially change following the Transaction because key fund service providers (other than the investment adviser) are not expected to change.”

Also see the response to Comment 2 above.

Comment No. 4:            In the Answer to the Question “Will the Fund pay for this proxy solicitation?” in the Q&A, please include the solicitation costs (which are already disclosed in each Proxy Statement).

Response:                       Each Fund will update the Answer to the Question as requested to include the following disclosure at the end of the response:

AOD – The proxy solicitation costs are expected to be approximately $115,000.

AGD – The proxy solicitation costs are expected to be approximately $29,000.

AWP – The proxy solicitation costs are expected to be approximately $66,000.

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Please do not hesitate to contact me at (212) 728-8865 or Neesa P. Sood at (202) 303-1232 if you have comments or if you require additional information regarding the enclosed materials.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

Enclosures

cc:	Rose F. DiMartino, Willkie Farr & Gallagher LLP

Neesa P. Sood, Willkie Farr & Gallagher LLP